Exhibit 99.112

LETTER OF CONSENT

I, Randal D. Cullen, refer to the Registration Statement on Form 40-F of HudBay Minerals Inc. (“HudBay”) filed with the Securities and Exchange Commission (including all exhibits, the “Registration Statement”).

I consent to the use of the technical report of AMEC Americas Limited entitled “Bur Project, Snow Lake, Manitoba, NI 43-101 Technical Report” with an effective date of October 1, 2007 (the “Technical Report”), of which I am the author, and the extract from, or the summary of, the Technical Report contained in HudBay’s press release dated January 14, 2008 and to the appearance of my name in the Registration Statement.

Yours very truly,

/s/ Randal D. Cullen
Per:	Randal D. Cullen, P.Geo
AMC Mining Consultants (Canada) Ltd

Dated: January 13, 2009